# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: lululemon athletica inc., CIK 0001397187
CUSIP: 550021109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0001407029
Persons authorized to receive notices and communications: Dennis J. Wilson, 21 Water Street, Suite 600, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6B 1A1, 604-737-7232; William Brentani, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5110

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 3,852; shared voting power 9,969,695; sole dispositive power 3,852; shared dispositive power 9,969,695; aggregate amount beneficially owned 9,973,547 (8.4% of the class)
- Anamered Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,755,217; sole dispositive power 0; shared dispositive power 4,755,217; aggregate amount beneficially owned 4,755,217 (4% of the class)
- LIPO Investments (USA), Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,401,596; sole dispositive power 0; shared dispositive power 3,401,596; aggregate amount beneficially owned 3,401,596 (2.8% of the class)
- Wilson 5 Foundation: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 898,016; sole dispositive power 0; shared dispositive power 898,016; aggregate amount beneficially owned 898,016 (0.8% of the class)
- Wilson 5 Foundation Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 898,016; sole dispositive power 0; shared dispositive power 898,016; aggregate amount beneficially owned 898,016 (0.8% of the class)
- Five Boys Investments ULC: type of reporting person: other (OO); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,760; sole dispositive power 0; shared dispositive power 91,760; aggregate amount beneficially owned 91,760 (0.1% of the class)
- Shannon Wilson: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,167,000; sole dispositive power 0; shared dispositive power 1,167,000; aggregate amount beneficially owned 1,167,000 (1% of the class)
- Low Tide Properties Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 554,122; sole dispositive power 0; shared dispositive power 554,122; aggregate amount beneficially owned 554,122 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: lululemon athletica inc.
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Comment: This Amendment No. 9 (this "Amendment") is being filed by Dennis J. Wilson, Anamered Investments Inc. ("Anamered"), LIPO Investments (USA), Inc. ("LIPO"), Wilson 5 Foundation ("Wilson 5"), Wilson 5 Foundation Management Ltd. ("Wilson 5 Trustee"), Five Boys Investments ULC ("Five Boys"), Shannon Wilson, and Low Tide Properties Ltd. ("Low Tide") (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on February 14, 2019 (as amended, the "Schedule 13D"). The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety as follows:

Anamered may be deemed to beneficially own 4,755,217 shares of the Issuer's common stock, or 4.0%. LIPO may be deemed to beneficially own 3,401,596 shares of the Issuer's common stock, or 2.8%. Each of Wilson 5 and Wilson 5 Trustee may be deemed to beneficially own 898,016 shares of the Issuer's common stock, or 0.8%. Five Boys may be deemed to beneficially own 91,760 shares of the Issuer's common stock, or 0.1%. Mrs. Wilson may be deemed to beneficially own 1,167,000 shares of the Issuer's common stock, or 1.0%. Low Tide may be deemed to beneficially own 554,122 shares of the Issuer's common stock, or 0.5%. Mr. Wilson may be deemed to beneficially own 9,973,547 shares of the Issuer's common stock, or 8.3%, including the shares held by the other Reporting Persons.

The foregoing is based on 114,568,520 shares of the Issuer's common stock and 5,115,961 shares of the Issuer's special voting stock outstanding as of June 20, 2025 as disclosed by the Issuer in its registration statement on Form S-3 filed with the Securities and Exchange Commission on June 26, 2025.

Each share of the Issuer's special voting stock has voting rights equivalent to one share of the Issuer's common stock, but no economic rights. Each share of the Issuer's special voting stock is paired with an exchangeable share (an "exchangeable share") of Lulu Canadian Holding, Inc., a wholly owned subsidiary of the Issuer ("Lulu Canada"). Holders of exchangeable shares may require Lulu Canada to redeem each of its exchangeable shares in exchange for one share of the Issuer's common stock plus a cash payment equal to any accrued and unpaid dividends on the exchangeable shares. When exchangeable shares are exchanged into shares of the Issuer's common stock, the Issuer cancels a corresponding number of shares of special voting stock without consideration. As a result, each exchangeable share, together with its paired share of special voting stock, may be deemed to represent beneficial ownership of one share of the Issuer's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated in its entirety as follows:

The information set forth in Items 7, 8, 9, 10, and 11 of the cover pages to this Amendment is incorporated herein by reference.

Anamered directly holds 4,755,217 exchangeable shares and an equal number of shares of the Issuer's special voting stock. LIPO directly holds 3,401,596 shares of the Issuer's common stock. Wilson 5 directly holds 898,016 shares of the Issuer's common stock. Five Boys directly holds 91,760 exchangeable shares and an equal number of shares of the Issuer's special voting stock. Mrs. Wilson directly holds 268,984 exchangeable shares and an equal number of shares of the Issuer's special voting stock. Low Tide directly holds 554,122 shares of the Issuer's common stock. Mr. Wilson directly holds 3,853 shares of the Issuer's common stock.

Mr. Wilson may be deemed to have shared voting or dispositive power over the securities beneficially owned by Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys. Mrs. Wilson, and Low Tide.

Wilson 5 Trustee may be deemed to have shared voting or dispositive power over the securities beneficially owned by Wilson 5.

Mrs. Wilson may be deemed to have shares voting or dispositive power over the securities that she holds directly as well as those beneficially owned by Wilson 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On August 7, 2025, Anamered, as borrower, entered into a private banking loan agreement (the "Private Loan Facility") with the Royal Bank of Canada ("RBC") pursuant to which Anamered may borrow up to $315 million from a revolving demand facility. Borrowings under the Private Loan Facility are secured by, among other things, a security interest in 1,500,000 exchangeable shares held by Anamered and an equal number of shares of the Issuer's special voting stock held by Anamered as well as any other Issuer shares that Anamered may, subject to conditions under the Private Loan Facility, place in a designated pledged account from time to time. Anamered's borrowings under the Private Loan Facility are immediately repayable upon demand for any reason by RBC. Upon the occurrence of certain events that are customary for this type of loan, RBC may exercise its rights to require Anamered to post additional collateral, or foreclose on, and dispose of, the exchangeable shares and special voting stock held as collateral. Other than upon the occurrence, if any, of certain customary types of default, Anamered retains the right to dispose of all of the exchangeable shares and vote all of the special voting shares that it has pledged as collateral, or that in may hold in a margin account from time to time, in each case in connection with the Private Loan Facility.

In connection with entering into the Private Loan Facility, a security interest granted by LIPO on December 19, 2022 with respect to shares of the Issuer held in a designated account was terminated. Such arrangement was previously disclosed in an amendment to the Schedule 13D filed on January 25, 2023.

The Private Loan Facility described in Item 6 of this Amendment is attached hereto as Exhibit 3 of this Amendment and is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 3 Royal Bank of Canada Private Banking Loan Agreement

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson (08/11/2025)
- Anamered Investments Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (08/11/2025)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (08/11/2025)
- Wilson 5 Foundation: /s/ Dennis J. Wilson, Dennis J. Wilson, Director of Wilson 5 Foundation Management Ltd, corporate trustee of Wilson 5 Foundation (08/11/2025)
- Wilson 5 Foundation Management Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (08/11/2025)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (08/11/2025)
- Shannon Wilson: /s/ Shannon Wilson, Shannon Wilson (08/11/2025)
- Low Tide Properties Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (08/11/2025)